Exhibit 99.1

Mobilicom’s Drone and Robotics Solutions Included in FCC’s First Batch of Trusted Drones as Determined by U.S. Department of War

Mobilicom is one of only four companies to be exempted from import restrictions under the Covered List and the only company to have multiple products exempted

Mobilicom is expanding its production capacity and expects to manufacture its cybersecure mission-critical systems in the U.S. by the end of 2026

Palo Alto, California, March 19, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced that its cybersecurity, hardware, and software solutions have been included in the Federal Communications Commission’s (FCC) first batch of “Trusted Drones” as determined by the U.S. Department of War (DoW).

This designation is an exemption for Mobilicom’s product portfolio from the DoW’s Covered List restrictions, which prohibit the import and sale of certain foreign-made drones and critical components into the U.S. through the end of 2026. Mobilicom is one of only a limited number of companies—just four in this initial batch—granted such an exemption, underscoring the importance of its technologies to U.S. defense and national security programs.

The exemption applies across nearly all of Mobilicom’s full suite of offerings, including the SkyHopper product family, Mobile Ground Control Stations, OS3 Cybersecurity software and ICE electronic warfare protection & datalink cybersecurity software, and additional next-generation solutions. This broad recognition reflects Mobilicom’s position as a comprehensive, end-to-end provider of secure drone and robotics technologies.

Mobilicom believes that its selection reflects several key factors, including the prior inclusion of its SkyHopper product family solutions in the DoW’s Blue UAS Select Framework following rigorous testing, validation, TrustedCyber and NDAA compliance. The Company’s SkyHopper family is a core communications component embedded in drones manufactured by prominent U.S. drone manufacturers, including systems deployed in DoW Programs. In addition, the waiver is typically reserved for providers of “UAS critical components” highlighting the importance of Mobilicom’s integrated hardware, software, cybersecurity, and electronic warfare protection solutions to U.S. unmanned systems infrastructure.

“We are honored to be recognized by the FCC and the U.S. Department of War as a trusted provider of critical drone technologies,” said Oren Elkayam, Founder and CEO of Mobilicom. “Being selected as one of only a handful of companies to receive this exemption reinforces the strategic value of our technology and our role in supporting the operational readiness of next-generation unmanned systems. To meet growing demand, and the DoW’s Made-in-America requirement, we will be expanding production into the U.S. and aim to be manufacturing domestically by the end of 2026, positioning us well to deepen our OEM partnerships and capture additional opportunities across U.S. federal and defense markets.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses its goal to be manufacturing domestically by the end of 2026. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com